Financial Statements and Supplemental Schedule

SEITEL, INC. 401(k) PLAN

Year Ended December 31, 2001

SEITEL, INC. 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Year Ended December 31, 2001

REPORT OF INDEPENDENT AUDITORS

Participants and Investment Committee of
     the Seitel, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Seitel, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                    /s/ ERNST & YOUNG LLP

Houston, Texas
July 12, 2002

SEITEL, INC. 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2001	2000

ASSETS:
Receivables:
Employer contributions	$3,168	$5,629
Participant contributions	12,670	22,516
Accrued investment income	3,384	3,278

Total receivables	19,222	31,423

Investments	5,055,510	5,425,869

Total assets	5,074,732	5,457,292

LIABILITIES:
Excess contributions payable	-	5,965

Total liabilities	-	5,965

Net assets available for benefits	$5,074,732	$5,451,327

See accompanying notes.

SEITEL, INC. 401(k) PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Year Ended December 31, 2001

ADDITIONS:
Employer contributions	$132,275
Participant contributions	556,599
Participant rollovers	23,167
Investment income	89,753

Total additions	801,794

DEDUCTIONS:
Benefits paid to participants	370,398
Administration expenses	253
Net depreciation in fair value of investment	807,738

Total deductions	1,178,389

NET DECREASE	(376,595)

NET ASSETS AVAILABLE FOR BENEFITS AT:
Beginning of year	5,451,327

End of year	$5,074,732

See accompanying notes.

SEITEL, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

1.     Description of Plan

The following description of the Seitel, Inc. 401(k) Plan (the "Plan") is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions, a copy of which is available from Seitel, Inc. (the "Company").

General

The Plan is a defined contribution plan which covers employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective October 12, 2001, the Company amended the Plan to state that participants are eligible to participate in the Plan following the completion of one month of service and no age limit. Prior to the amendment, employees were eligible to participate in the Plan following the completion of one-half year of service and attainment of age 21, as defined by the Plan.

Contributions

The Plan allows participants to contribute up to 17% of their eligible annual compensation on a pre-tax basis, subject to certain limits prescribed by law.

The Company may make a discretionary matching contribution in an amount not to exceed 100% of the first 100% of the participant's compensation contributed to the Plan. During 2001, the Company elected to make a matching contribution equal to 25% of the participant's contribution.

The Company may also make a discretionary profit-sharing contribution to the Plan for each eligible participant. Participants who are credited with 1,000 hours of service during the Plan year and are employed on the last day of the Plan year or terminated due to death, disability, or attainment of age 65 are eligible for the profit-sharing contribution. This amount will be allocated to the participant's accounts based on the ratio of participant compensation to total compensation of all participants eligible for a share of the profit sharing contribution. During 2001, the Company made no profit-sharing contribution.

Participants direct the investment allocation of all contributions.

SEITEL, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

1.     Description of Plan (continued)

Participant Loans

Participants are allowed to borrow up to the lessor of $50,000 or 50% of their vested account balance less their highest outstanding loan amount during the prior 12 months, if any. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined appropriate by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the participant's employer contributions account, including actual earnings thereon, is based upon years of continuous service. A participant vests 20% each year and is 100% vested after five years of credited service. Forfeitures of nonvested company matching contributions will be used to reduce future employer contributions to the Plan. Forfeitures of profit-sharing contributions will be reallocated among remaining participants at the end of the Plan year in the proportion that the compensation paid to each participant during the plan year bears to the compensation paid to all such participants, subject to limitations.

Benefit Payments

Participant benefits are payable to participants or to a designated beneficiary in the event of retirement, death, disability, or termination of employment. In-service distributions may be made from any of the participant's vested account balance upon attainment of age 59 1/2 or for financial hardship in accordance with the Plan. Benefit payments are made in the form of a lump sum payment, annuity payments, or some combination of the two.

Administrative Expenses

Certain administrative expenses are paid by the Company.

SEITEL, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

1.     Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to ERISA. In the event of Plan termination, participants will become fully vested in their accounts and Plan assets will be distributed at their fair value at the date of distribution (see Note 2 - Risk and Uncertainties).

2.     Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in mutual funds and common stocks are stated at fair value, based on quotations obtained from national security exchanges. Investments in common collective trust funds are based on quoted market values as determined by the issuer based on the fair value of the underlying investments. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

SEITEL, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

2.     Summary of Accounting Policies (continued)

Risk and Uncertainties

The Plan provides for various investments in common stock, common collective trust funds, mutual funds, and other investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

At July 11, 2002, based on the last sale price of the Company's common stock of $.72 per share reported on the composite transactions of the New York Stock Exchange, the value of the 105,695 shares of the Company's common stock held in the Plan at December 31, 2001 would be $76,100.

3.     Investments

Individual investments that represent 5% or more of the Plan's net assets are as follows:
	December 31,

	2001	2000

Seitel, Inc. Common Stock	$1,437,458	$1,964,669
Merrill Lynch Retirement Preservation Trust	955,894	753,402
Merrill Lynch Basic Value Fund, Inc. Class D	323,516	396,465
Merrill Lynch S&P 500 Index Fund	442,774	496,699
AIM Constellation Fund	215,286	291,231
Oppenheimer Main Street Growth and Income Fund	377,349	413,476
Davis New York Venture Fund	279,777	256,891

During 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value as follows:
Common stock	$485,225
Mutual funds	322,513

Net depreciation	$807,738

4.     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated January 27, 1993, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation.  Subsequent to the issuance of the determination letter, the Plan was amended and restated.  A new determination letter has not yet been requested.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The plan sponsor has indicated that the Plan may have experienced operational issues in prior years.  If these issues are not corrected, the Plan could lose its tax qualified status. The plan sponsor has indicated they will take the necessary steps to correct these issues and maintain the Plan's qualified status.

SUPPLEMENTAL SCHEDULE

SEITEL, INC. 401(k) PLAN

Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)

EIN: 76-0025431 PN: 001

December 31, 2001
	Identity of
	Issue, Borrower,
	Lessor, or		Current
	Similar Party	Description of Investment	Value

*	Seitel, Inc.	105,695 shares of common stock	$1,437,458
*	Merrill Lynch	Retirement Preservation Trust	955,894
	MFS	Emerging Growth Fund, Class A	108,421
*	Merrill Lynch	Global Allocation Fund, Inc. Class D	69,454
*	Merrill Lynch	Balanced Capital Fund, Inc. Class D	86,949
*	Merrill Lynch	Basic Value Fund, Inc. Class D	323,516
*	Merrill Lynch	Corporate Bond Fund, Inc. - Intermediate
		Term Portfolio, Class D	104,034

*	Merrill Lynch	S&P 500 Index Fund	442,774
	Oppenheimer	Capital Appreciation Fund	62,533
	Oppenheimer	Quest Global Value Fund	52,988
	Oppenheimer	Main Street Growth and Income Fund	377,349
	Van Kampen	Real Estate Securities Fund	54,028
	Davis Funds	New York Venture Fund	279,777
	AIM	International Equity Fund	121,934
	AIM	Constellation Fund	215,286
	AIM	Balanced Fund	63,703
	Various	Self-directed brokerage accounts	153,638
*	Participant loans	Varying maturity dates and interest rates
		ranging from 7.0% to 10.5%	145,774

			$5,055,510

*	Party-in-interest

INDEX TO EXHIBIT

Exhibit
Number		Page

23.1	Consent of Independent Auditors	14